Filed by Ready Capital Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Owens Realty Mortgage, Inc.

Commission File No.: 001-35989

This filing relates to the proposed merger of Ready Capital Corporation, a Maryland Corporation (“Ready Capital”) and Owens Realty Mortgage, Inc., a Maryland corporation (“ORM”) pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 7, 2018 by and among Ready Capital, ORM and ReadyCap Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Ready Capital.

The following is a transcript of a conference call held by Ready Capital management with Ready Capital stockholders on March 13, 2019 regarding Ready Capital’s earnings during the fourth quarter and year end 2018, in which Thomas Edward Capasse, Chairman and Chief Executive Officer of Ready Capital, and Frederick C. Herbst, Chief Financial Officer of Ready Capital, participated.

Operator

Greetings, and welcome to the Ready Capital Corporation Fourth Quarter and Year-End 2018 Earnings Conference Call.

As a reminder, this conference is being recorded. It is now my pleasure to turn the call over to your host, Mr. Rick Herbst, Chief Financial Officer. Thank you. You may begin.

Frederick C. Herbst

CFO & Secretary

Thank you, operator, and good morning, and thanks to those of you on the call for joining us this morning. Some of our comments today will be forward-looking statements within the meaning of the federal securities laws. Such statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from what we expect. Therefore, you should exercise caution in interpreting and relying on them. We refer you to our SEC filings for a more detailed discussion of the risks that could impact our future operating results and financial condition.

During the call, we will discuss our non-GAAP measures, which we believe can be useful in evaluating the company’s operating performance. These measures should not be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. A reconciliation of these measures to the most directly comparable GAAP measure is available in our fourth quarter 2018 earnings release and our supplemental information.

By now, everyone should have access to our fourth quarter 2018 earnings release and that supplemental information. Both can be found in the Investors section of the Ready Capital website. I will now turn it over to Tom Capasse, our CEO.

Thomas Edward Capasse

Chairman & CEO

Thanks, Rick. Good morning. I’d like to take a brief moment to discuss the status of Ready Capital’s pending merger with Owens Realty Mortgage, a publicly listed and established DUS finance REIT that focuses on originating small balance commercial real estate loans very similar to our own transitional loan business. We believe the transaction will benefit our shareholders by increasing both our equity base and float with minimal dilution. Further, because we are not taking on significant staff expenses, our operating expense ratio should be reduced.

Ready Capital will hold a special stockholders’ meeting on Thursday, March 21, and with a positive shareholder vote, we expect to complete the merger by the end of the quarter. As it is described, the benefit to shareholders of both companies are numerous and we encourage shareholder participation in the proxy vote.

The fourth quarter marked Ready Capital’s second anniversary as a public company. Before commenting on our quarterly financial results, I’d like to highlight some of the company’s accomplishments over the last 2 years. First, we’ve originated or acquired $3 billion in small to medium balance commercial mortgage loans. Quarterly investment activity has more than doubled since our first quarter as a public company. Second, our annualized return on equity and dividend yields since becoming a public company remains at the top of our peer group. Third, we have improved financial leverage, raising $345 million in corporate debt and securitizing $2.9 billion in small balance commercial loans across all our product lines. Finally, our total shareholder return has been 42% since becoming public, reflective of the continued execution of our business plan.

Now I’ll turn to fourth quarter financial results. First, GAAP earnings for the quarter were $0.30 per common share and $0.34 per share on a core basis. The earnings this quarter were adversely affected by negative marks on our interest rate swap positions used to hedge a record high inventory of fixed rate product prior to securitization. The sudden decline in treasury yields at year-end resulted in an after-tax reduction in GAAP and core earnings of $0.12 per share. Absent this loss, core earnings for the quarter would have been $0.46 per share. Rick will discuss the nonrecurring nature of this in more detail in a few minutes.

Secondly, our origination and acquisition activity remains robust. In the fourth quarter, we originated $400 million in small balance commercial, or SBC; and Small Business Administration, or SBA loans. This is a 16% increase over the third quarter and in line with the company’s record highs in the second quarter with all-time record highs in SBA and transitional loan origination volumes.

Our investment activity remains strong in the quarter with $350 million of SBC loans originated or acquired as of yesterday evening. We expect total first quarter volume to be solid given the current money pipeline of $365 million in originations and $165 million in pending acquisitions, some of which will close this month.

We do note that Freddie Mac volumes have experienced reductions due to increased market competition in the multi-family lending space combined with our decision to maintain a disciplined approach to credit risk. That said, we are actively pursuing to increase Freddie Mac volume and diversify our product mix.

Separately, the government shutdown and a cautious small business sentiment reduced overall new SBA 7a loan approvals. In the first quarter, we have seen a correlated reduction in quarter-over-quarter origination volume but remain encouraged by our performance compared to the overall market. Total SBA approvals are down 18% to $7.3 billion for the first 4 months of the government’s fiscal year compared to a 29% increase for us over that period due to our continued focus on higher balance real estate secured loans.

Finally, we remain active in the securitized debt markets. In the fourth quarter, we closed the $263 million legacy asset commercial mortgage-backed securities transaction comprising loan sourced from our acquisition strategy. In January, we completed our fifth fixed rate product securitization which at $400 million was double the size of previous deals. We’re also getting ready to launch a $300 million transitional loan, collateralized loan obligation subject to market conditions.

Let me now recap Ready Capital’s 2018 performance. For the year, our GAAP in core earnings were $1.84 and $1.76 per common share, respectively, resulting in a dividend coverage ratio of 110% on a core earnings basis. This represents a return on equity of 10.8% and a core ROE of 10.3%, both exceeding our stated ROE target of 10%.

Total SBC origination equals $1.2 billion with an additional $455 million in asset acquisitions. Total investments in 2018 of over $1.6 billion represented 50% growth over the previous year. Furthermore, our adjusted book value remained fairly steady throughout the year, growing $0.22 to $16.91 per share as we have minimal mark-to-market risk on our asset as compared to others in our space.

Now I’d like to make a few observations on the strength of the small balance commercial property market. Strong SBC space demand is reflected in record low fourth quarter vacancies of 3% to 5% and record annual rent increases of 5% to 10% across SBC sectors. The combination of limited space and tight labor market is causing small businesses to reduce occupancy demand. As a result, year-to-date third quarter SBC prices slowed to 4% versus 6% last year, although they have finally reached the 2007 peak 3 years behind large balance commercial real estate market. Industry-wide, SBC originations decreased 5% through the third quarter, but at $160 billion, we’ll likely mark the sixth consecutive year over $200 billion. The takeaway remains that among risk assets, small balance commercial senior lending will be a safe haven late in this credit cycle.

Now before I turn it over — the call to Rick, I want to personally state how happy I am that Andrew will be assuming the CFO role effective June 1. Andrew represents a great example of the depth of our team and has been a key finance executive working closely with Rick and our company for nearly 9 years. I congratulate Andrew on his well-earned promotion, and he has joined us here today. Also, I’d like to congratulate Rick on his retirement. Rick has been instrumental in helping to create a profitable and sustainable business model of Ready Capital. And as he transitions to retirement, he leaves us in strong financial shape and well positioned for future success. Rick, we wish you all the best in retirement.

Frederick C. Herbst

CFO & Secretary

Thank you, Tom. Before I get into the results, I’d like to express my gratitude and appreciation for my time here at Ready Capital. After a decade here and before that as CFO of 2 other public companies, I must admit, I am looking forward to the next stage in my life. That said, I will miss my role and everyone here and I’m confident of the company’s tremendous future success with the guidance of Tom, Andrew and the rest of the team.

Before hitting the highlights on some of the slides included in the supplemental information deck, I’d like to discuss a few of the income statement items this quarter. Tom mentioned the decline in GAAP and core EPS was due to outsized mark-to-market losses in our interest rate swap positions taken in anticipation of the large $400 million securitization Tom mentioned. We have always hedged the interest rate risk associated with our fixed rate lending and securitization program. However, we did not use hedge accounting for these hedges. Now that we have a track record sufficient to qualify, starting in the fourth quarter, we are utilizing hedge accounting and we’ll do so going forward.

The mark-to-market loss on hedges entered into — prior to the fourth quarter, net of tax, totaled $3.9 million for the quarter and is included in the net unrealized gain line item in our financial statements. The unrealized losses associated in the fourth quarter contracts are accumulated in other comprehensive income and will be amortized as a yield adjustment to the fixed-rate securitization closed in January. $1.5 million of these unrealized derivative losses will be covered in January as treasury rates rose by the time of securitization closed. Going forward, we intend to use hedge accounting for these derivatives and we should not see dramatic unrealized gains or losses related to them in the future.

Lastly, summary highlights for the fourth quarter of 2018 as well as for the full year 2018. Although unrealized losses negatively impacted our results in the fourth quarter, we remain encouraged by both the financial performance and the investment activity of the company. Small balance commercial originations of approximately $400 million in the fourth quarter equal the record high we set back in the second quarter.

Slide 5 shows the components of the company’s return on equity. We have updated the presentation to break out the effective corporate leverage on ROE. We believe the new presentation enhances the usefulness and period-over-period comparability of the operating segment. The decline in the leverage yields was due to a reduction in income for the residential mortgage-backed related to mark-to-market loss on the residential and also seasonal decline in origination volumes as well as a decline in the small balance commercial origination segment due to reduced gains on Freddie Mac loan sales. These declines were offset by increased SBA loan sales, a reduction in various operating expenses and a reduction in the position for income taxes related to those derivative NSR losses.

Slide 6 summarizes our loan originations over the previous 5 quarters and we are pleased with the growth in both our SBA and transition loan segments. Our conventional business also experienced a strong quarter, only surpassed by the record volumes set in the third quarter of 2018. Freddie Mac loan origination volumes remain flat quarter-over-quarter due to competitive pressures from other products in the marketplace. During the quarter, we hired 3 new loan officers, and we remain cautiously optimistic the volumes will return to previous levels despite increased market competition.

Slide 8 summarizes the SBC origination segment. Strong originations of fixed rate and traditional loans resulted in a 13% growth in balance sheet loans, the largest increase we’ve had to date. The decline in the gross leverage yield was attributable to lower gains from Freddie Mac loan sales as well as some spread compression in our fixed lending — from a fixed lending business up to the January securitization. Delinquencies remain low, although up a bit from last quarter. Of the 100 basis points increase in the 30- plus-day delinquent loan category, 3/4 of them have been paid in full or returned to current status since the end of the year.

Slide 9 covers the activities of our SBA segment. Gross leverage yields remain strong at 31%, driven by a 57% increase in the loan sales and rising interest income due to increases in the primary. The increase in delinquencies is related to the acquired CIT portfolio. Based on the low loan-to-value ratios and our successful work — history, we do not anticipate any significant credit losses in this portfolio.

Slide 10 shows summary information for the acquired portfolio. This segment continues to provide stable double-digit leverage yields, further supported by variable gains from our joint venture investment. The performance of the portfolio remains strong and we’ll continue to add to the portfolio as opportunities and capital permit. A percentage of match funded fixed rate loans increased dramatically due to the securitization of these loans in the quarter.

Slide 11 summarizes our residential mortgage business. Volumes declined in the quarter due to expected seasonality and continued pricing competition in our third party origination business. Our servicing portfolio now exceeds $7.5 billion and we believe serves as a natural hedge to loan origination volumes in a rising rate environment. Operating expenses dropped $900,000 quarter-over-quarter, which is reflected of assets to rightsize the business to anticipated volumes.

Slide 12 is an update to the summary of the securitizations we’ve done within Ready Capital, and this schedule includes the $263 million legacy SBC securitization that we closed in November. Delinquencies of our originated products remain virtually nonexistent.

Slide 13 provides information about the interest rate sensitivity loss portfolio. The chart on the left side shows that 26% of our portfolio is fixed rate loans are not matched with fixed rate debt. The completion of the fixed rate securitization in January reduced this number dramatically. As you can see on the chart to the right of the slide, rising interest rates have a positive impact on our net interest income. The numbers here reflect the impact of rising rates on net interest margin based on our portfolio as of the quarter end and do not include a positive valuation adjustments on the servicing portfolio or any potential impact on new loan originations. The chart has been updated to reflect the use of hedge accounting on a go-forward basis.

The next few slides are similar to those presented in previous quarters and reflect the diversity of our loan pools and composition of our capital structure and various liquidity sources. Now I’ll turn it over to Tom for some final thoughts before we take questions.

Thomas Edward Capasse

Chairman & CEO

Thanks, Rick. We believe Ready Capital’s differentiated focus on the small balance commercial space has and should continue to provide relative resiliency against the potential late cycle price correction in commercial real estate assets. with the Owens merger closing, we will have accomplished another goal of generating non-dilutive capital to fund budgeted origination and acquisition volume through 2020. Looking ahead, we will continue to explore new lending products to leverage our origination network including alternative agency programs, small business products and expansion into Europe. We are excited about 2019 and beyond and are looking forward to building this company and value for our stakeholders. So with that, operator, I’ll now open it up for questions.\

Operator

Our first question comes from the line of Jade Rahmani with KBW.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

In terms of the market volatility that played out in the fourth quarter, particularly December, did you see any pickup in portfolio loan sales or potential situations in the bridge loan space with borrowers not qualifying for an extension, not able to get a refi and mortgage REITs or debt funds trying to sell certain loans?

Thomas Edward Capasse

Chairman & CEO

Not really. That was more — this risk off environment that occurred at the end of — starting in August and culminating in Christmas Eve, like Wall Street and Main Street. We haven’t seen any related impact in either the banks on the secondary acquisition side or the bridge market. Now again, our focus is — our average bridge loan is only $8 million with an industry probably more like $25 million to $50 million and the larger guys in the hundreds of millions. And we are hearing that some of those projects was starting to become — you’re starting to see a lot of thought in terms of underwriting projects a year ago that are not meeting the business plans that are now having — running out of interest reserves and having potential default workout situations. But in our market, we haven’t seen any of the intense competition, and as a result, our credits remain strong.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

And if there was a tickup in the rate of delinquency or default in the $20 million-or-so loan size range, is that an area that you might look to playing given your track record in history, length of experience doing loan workouts?

Thomas Edward Capasse

Chairman & CEO

Yes. We’re always — that’s our core business plan. Rain or shine, if we see a situation — just stepping back a second, there’s 100 commercial morg alerts last quarter. So that’s 152 bridge lenders. I’d say about 40% of them are startups that really I don’t have a lot of experience as our team — some of the large public REITs. And you’re definitely going to see a number of maturity defaults in the — because, again, the fact that they bankrolled unseasoned sponsors with projects. So yes, we would look to — our acquisition team is always on the prowl with brokers to purchase the projects from — the funds at a discount.

Jade Joseph

Rahmani Keefe, Bruyette, & Woods, Inc., Research Division

And in terms of the skill set again and value of the platform, are you interested in building a special servicing type of operation? And can you remind us whether ReadyCap is a rated special servicer?

Thomas Edward Capasse

Chairman & CEO

ReadyCap is currently not as rated special servicer. What we do our model utilizes a technology from the external manager called waterfall controlled asset management. It’s a system we built a little over a decade that enable us to plug into our servicers and monitor the underlying credit looking at NOI updated ASRs and anything that’s not — that becomes delinquent or on the watch list, we assign a team with an external manager to manage that. We look at net pricing values. We update the values on a monthly basis. So what we do is we own the MSR. We format the servicing to a large — a low-cost servicer to do a PNI collection, but we — with the delinquent, we manage that delinquent loan with our own internal staff that has experience having bought about $5 billion in small balance commercial nonperforming loans since the recession. So it’s the low-cost model which enables us to control all the special servicing and, at the same time, enables us — challenger to pivot from one servicer to another based on their operational metrics.

Jade Joseph Rahmani

Keefe, Bruyette, & Woods, Inc., Research Division

Turning to investment activity, can you give any ranges by segment of what you expect for the first quarter in 2019 for originations across the various products?

Frederick C. Herbst

CFO & Secretary

Yes, Jay. I can give you some color given that we’re halfway through the bottom of the quarter. The conventional fixed rate product will be probably slightly under where it was in the fourth quarter but still a pretty strong quarter. The transitional loan business going well. That should be pretty close to where we were in the fourth quarter and our acquisitions are up all the way we were in the fourth quarter. So in total, the total capital deployed were up $400 million. I think it will be a reasonable estimate. Obviously, it’s hard to tell the next couple of weeks what’s going to close the pipeline but should be in that range. Where we do see a little bit of a down trend is in the Freddie Mac business. That looks like it’ll fall short from where we were in the fourth quarter and we’ve seen more pricing pressures from Fannie and others and we are — not that we talked about in the past, we are looking this year to expand our agency product line. And then on the SBA side, once a little bit of a dip with the government shutdown and the slowdown in authorization, a little bit of the market slowing down a little bit, but our pipeline is very strong there. So we think will make that up over the rest of the year. But I would think our origination — we had a record fourth quarter. I think they’re going to be more in line with where we were in the previous couple of quarters on the SBA side.

Operator

Our next question comes from the line of Ben Zucker BTIG.

Benjamin Ira Zucker

BTIG, LLC, Research Division

Congratulations, Rick, on your retirement. It’s been fun working with you.

Frederick C. Herbst

CFO & Secretary

Thank you.

Benjamin Ira Zucker

BTIG, LLC, Research Division

You mentioned the January fixed rate securitization and it was roughly $400 million and, definitely, your biggest ever by a wide margin. I’m wondering, did you guys receive any increased efficiencies from that larger transaction size that might show up in lower fees being amortized?

Frederick C. Herbst

CFO & Secretary

We certainly — the costs, obviously, it’s kind of almost a fixed cost. So the percentage of the outstanding deal, it was much lower than typical. The advanced rates were pretty much on par with what we’ve seen in the high 80s of previous deals.

Benjamin Ira Zucker

BTIG, LLC, Research Division

That’s helpful. And do you think going forward like this is a move and a change in strategy to maybe do target bigger securitizations but maybe less frequently and improve on the expense efficiencies?

Frederick C. Herbst

CFO & Secretary

Yes. I think so. It all depends where the volumes come in for that product, and they’ve been pretty strong here the last quarter or 2. But yes, ideally, we’d like to do them maybe north of $300 million range. I should point out, by the way, that looking at the hedge loss that we had, obviously, the rate movements towards the end of the year, but also we had such a huge inventory because it was a large securitization. So we — the notion — hedges were more than they typically were. We did recapture that $1.5 million of that loss. In January, we closed out the hedge because — due to interest rate swap contracts on those loans. So we were able to recoup some of that — the loss that we realized in the fourth quarter.

Benjamin Ira Zucker

BTIG, LLC, Research Division

That’s great to hear, and I think that’s important for the market to hear as well. Tom, I’m wondering is there any product or part of your business that you’re most excited about right now. And I’m trying to get a feel for where we might see the ORM capital allocated. It looks like you have a pretty healthy pipeline kind of across the business generally. So is it just going to feel like an even distribution? Or what are you thinking right now?

Thomas Edward Capasse

Chairman & CEO

I would say we’re definitely in terms of incremental capital beyond the regular way originations you’ve seen over the trailing 4 quarters, the incremental capital will probably be utilized to focus on both wholesale channels in our existing businesses. So for example, in the SBA business, we’re looking at doing secondary conduit, buying loans from community banks, and also doing non-owner — so conventional non-SBA, owner occupied loans which we have a track record in securitizing. We just did a $263 million legacy deal. That’s the wholesale channel within the origination business, and that’s managed by the businesses, operating businesses there. The other side, which we’re excited about, is it opens up the opportunity for us to spend more money on acquisitions. There’s still a lot of the secondary portfolio out there that scratch and dent small balance deals which so-called extended for 10 deals that now the regulators are forcing the banks to reserve again. And secondly, there are performing multi-family portfolios, where banks are hitting these caps, the regulators put a cap of 300, I think it’s 300% of Tier 1 capital. And we have a certain growth rate then you have — that impacts your ratings. So we’re seeing a lot of interest from banks in terms of buying those basis. So we’re going to be focused both on those 3 — those 2 things. And the third thing is we are looking at businesses and portfolios through our London team that have ROEs equal to or greater than that what we’re doing here in the U.S. both on the transitional lending side as well as the stabilized core — the stabilized property lending. Those are the 3 areas looking to deploy capital beyond just the existing pipeline.

Benjamin Ira Zucker

BTIG, LLC, Research Division

That’s really helpful. And then if I could sneak in a follow-up since you led me there. You’re talking about expanding into Europe and you mentioned the London team, and some of your peers speak very highly of this European market. So is there any kind of buildout or investment required for you to start showing this international capability? Or do you kind of have the pieces in place already?

Thomas Edward Capasse

Chairman & CEO

Pieces in place. We’ve got a presence — the external manager waterfall had an office for 3 years in London led by one of our partners, and they have a team of about a dozen in London and we have a team of about 5 in Dublin. And they’re buying NPLs in various jurisdictions in Europe. So they have all the infrastructure and the same technology we do here for due diligence, appraisals. So if we did something there, we would probably succumb one of our ReadyCap staff to work with the existing store manager to manage that business there but now they’re established. And again, we focus on small balance assets, small balance properties not competing with the large PE funds with

$100 million-plus transactions. We’re still focused again on that small to middle market where we think there’s greater or less competition and greater returns.

Operator

Our next question comes from the line of Tim Hayes with FBR.

Timothy Paul Hayes

B. Riley FBR, Inc., Research Division

My first question, just on the operating expense reductions. Were those predominately at GMFS? And how should we think about OpEx trending over the course of the year? Is there more wood to chop there? And where do you see the company adding more resources?

Frederick C. Herbst

CFO & Secretary

The OpEx, it was down this quarter, fortunately. Part was volume-related, just things that relate to origination volumes. It wasn’t so much GMFS. GMFS, that you’re referring to the slide on Page 5, let’s — on the top line there. We did have the opportunity to clean up. Of course, during the year, we had to close the various things and true them up as we get a little more clarity towards the end of the year. I would think going forward, once we close the merger, we’re not really adding any OpEx to speak of. We have very nominal OpEx, but we had a capital base of 40% higher or so. So that expense ratio should be down around the 8% level. So we’re making some investments in technology that will ultimately result in some cost savings. But until you get the technology implemented, sometimes it doesn’t hit right away.

Timothy Paul Hayes

B. Riley FBR, Inc., Research Division

Okay. So are there no — I mean, I know you had talked about in the past acquiring Fannie license and getting some other agency products and obviously the SBC business ramping. Just wondering if you’re thinking about adding more headcount over the course of the year around any of those verticals.

Frederick C. Herbst

CFO & Secretary

Nominally, we are hiring new loan officers and loan origination staff. We think we have capacity within our current infrastructure to handle additional volume from where we are today. If the volume goes up higher, which we hope we will, we will need to hire some support staff to support that volume but it shouldn’t be dramatic.

Timothy Paul Hayes

B. Riley FBR, Inc., Research Division

Understood. And then what is your view of the mortgage lending banking landscape and per GMFS, with the Fed seemingly getting more — and the expectation for higher rates at this point? Do you see refis potentially coming back? Or do you expect more volatility? And if it’s the latter, do you see opportunities to add around this segment inorganically.

Thomas Edward Capasse

Chairman & CEO

Yes. Remember, the refis are going to be, what is it, 30% of the total — 30% down from 70% at the end of 2016. Our business historically, GMFS has managed that risk via approach of focus on purchase through homebuilders, direct ads, regarding radio ads and Internet ads, regarding focus on home purchase. So I think they’re well positioned to hunker down and there’ve been some optics cuts in the fourth quarter and one ongoing this quarter. So they’ve rightsized their operating expense ratio, and they continue to see opportunities to buy rather than buy companies.

The bolt-ons, the local markets, some of the top loan officers believe, let’s say, another lender that’s most focused on refi, but they were a top producer with a focus on the purchase market. So the short version is, I think they’re not — we’re not looking at large acquisition. We’re looking to buying teams and do maybe some market expansion, et cetera. But yes, we expect them to have — given the fact that they’re — they have a $7.5 billion MSR portfolio and it provides a very — in relation to their production, which is about, Rick, $2 billion a year, it’s a very good balanced business with about 50% approach. So I think they’ll continue to do their job, as they have for over a decade and plug out a low double-digit ROE with a lot less volatility than a lot of their competitors that are more refi-focused.

Timothy Paul Hayes

B. Riley FBR, Inc., Research Division

Okay. Appreciate the comments there. And then my final question just around Owens. Have they made any progress divesting of assets over the past several months? And do you still anticipate the REO portfolio largely being divested over the next 1.5 to 2 years upon the merger closing?

Frederick C. Herbst ‘

CFO & Secretary

Yes to both. They have disposed of a handful of properties, relatively smaller ones. They do have 1 very large property, the ski resort out in Tahoe, and they sold a couple of condo units there but there are other larger projects there as well. We do anticipate that they will all be disposed over within the next 18 months. And the small properties will go fairly steadily we think over that period and then the larger property will obviously be chunkier.

Operator

Your next question comes from the line of Scott Valentin with Compass Point.

Scott Jean Valentin

Compass Point Research & Trading, LLC, Research Division

Rick, congratulations on the retirement, and appreciate all the time spent over the years working with me. Really enjoyed it. So best of luck there.

Frederick C. Herbst

CFO & Secretary

Thank you.

Scott Jean Valentin

Compass Point Research & Trading, LLC, Research Division

And then just on the — we think about leverage and asset growth. Obviously, the Owes deal is a key part of that story. On Page 16, your leverage right now I think is 3.7x on a consolidated basis, and then you’re at 2.1 on recourse. But I mean is that — levels comfortable running with Owens coming on board, to step down because of the capital? Is that the way to think about it? And it provides capacity to keep growing the balance sheet?

Frederick C. Herbst

CFO & Secretary

Yes. The leverage will step down immediately. Over time, it will grow back up, closing on these levels as we lever that balance sheet. We’re acquiring it at really no leverage at all and we want to lever that back up to get the returns. So over time, we’ll get back up to the — on the recourse side, trying to keep it around 2 to 1 as a max. On the total leverage, while it will go down immediately after the merger closes, as we do more and more securitizations, that will ramp back up as well. So I wouldn’t be surprised the next 1 year to 1.5 years, we get back up to these levels as we deploy that capital.

Scott Jean Valentin

Compass Point Research & Trading, LLC, Research Division

Okay. And then in terms of the conventional SBC origination, you mentioned a lot more transitional versus conventional. Was that a conscious effort on your part? Or that’s where the market led you in terms of pricing?

Frederick C. Herbst

CFO & Secretary

It’s more where the market is, just the average size of the loans on the transitional business, which is we — twice as much in the fourth quarter of transitional versus conventional and something similar to that in the first quarter. The overall size, if we’re doing an average of $8 million, but sometimes we’ll do a $10 million, $15 million and $20 million loans, those dollars can be put to more work much more quickly than on an average basis on the conventional side of a couple of million dollars.

Thomas Edward Capasse

Chairman & CEO

Market-driven as well. We’re seeing a lot more transaction volume in the sub-$20 million property value in terms of sponsored buying properties and rehabilitating them. So we’re just seeing a lot more market demand. When you go upstream, you’re seeing more of a pullback in transaction volume.

Scott Jean Valentin

Compass Point Research & Trading, LLC, Research Division

Okay. All right. And then on Page 12, you guys listed 30 delinquencies by securitization. The RCMF 2018 FL2, it showed a pretty big 2.1% 30-day delinquency number. I’m just wondering if there’s anything one time in there or is it comparable large credits. You mentioned 75% of delinquencies have since paid off or become current. Is that true of that securitization, I guess?

Frederick C. Herbst

CFO & Secretary

In that loan, I have to look back. Let me just see if I have it here real quick here. I don’t have it in front of me. Let me take a look and I can come back to you.

Operator

Our next question comes from the line of Christopher Nolan with Ladenburg Thalmann.

Christopher Whitbread Patrick Nolan

Ladenburg Thalmann & Co. Inc., Research Division

Rick, congratulations. Wish you well. And Andrew, welcome.

Frederick C. Herbst

CFO & Secretary

Thank you.

Christopher Whitbread Patrick Nolan

Ladenburg Thalmann & Co. Inc., Research Division

On Owens, is the expectation for 1% EPS accretion in 2019 still holds?

Frederick C. Herbst

CFO & Secretary

I think what we said is the dilution would be less than 1% and it would be accretive over the — subsequent fourth quarters it will be accretive. I don’t know that we specified the accretion. So I...

Christopher Whitbread Patrick Nolan

Ladenburg Thalmann & Co. Inc., Research Division

Okay. That was on book value as I recall. I was just asking about EPS actually. Okay, great. And the pipeline for the SBCs this quarter — fourth quarter materially higher than it was in the third quarter. Are we just — are you seeing that sort of translate to deals so far in the year? Because I know you commented on this earlier. I wasn’t quite sure if I caught it.

Frederick C. Herbst

CFO & Secretary

We’re definitely seeing. On the fixed rate side, the pipeline has picked up and we’ve seen this in the past where when Freddie falls up a little bit, the conventional product becomes a little bit more competitive in terms of rates as Freddie’s rates go up a little bit. So we are seeing a pick up on the fixed rate side and. The bridge because of the larger loan size, the bridge pipeline kind of fluctuates up and down because of a couple of loans can really move those numbers pretty significantly. So yes, we are seeing that and we anticipate that for our forward originations. Again, the Freddie is off a little bit on the pipeline and the loan closings. The impact of that, just so everybody’s clear, is Freddie because it’s more of a gain on sale business that has an immediate impact to the bottom line results, whereas the other businesses which have picked up, they will have an impact on the longer-term results because they’re building into our portfolio very accretive yields and spreads. But on day 1, we don’t see the P&L pick up that we might see on Freddie.

Christopher Whitbread Patrick Nolan

Ladenburg Thalmann & Co. Inc., Research Division

Great. Final question. Your asset sensitivity seems to have increased quarter-over-quarter. Is that transitory?

Frederick C. Herbst

CFO & Secretary

Yes. That’s due to the securitization that we’re building up inventory, fixed-rate inventory as of December 31. It got cleared up in January, so that number goes way down. It goes down around 10% post securitization — as we do to fixed-rate loans but immediate impact because of the big reduction.

Operator

Our next question comes from the line of Crispin Love with Sandler O’Neill.

Crispin Elliot Love

Sandler O’Neill + Partners, L.P., Research Division

The loan acquisitions looked a little bit light during the quarter something that was $9 million. Could you tell us a little bit what drove those lower loan acquisitions during the quarter and then kind of what you’re seeing in the first quarter? Rick, I heard your comments earlier but you expecting to be higher but I’m wondering it should be more in line with the previous quarters’ loan acquisitions number?

Frederick C. Herbst

CFO & Secretary

I think it’s going to come in around somewhere between — it will be around $60 million. It might be plus or minus $10 million one way or the other. We have a couple of deals in the pipeline that may close by the end of the quarter. So it’s not $140 million that we did a couple of quarters ago but it’s more in line with the historic average. Fourth quarter was low, really just due to the timing on a couple of deals and our originations were pretty strong. We always — depends where our liquidity is and where the originations are. We can dedicate excess capital to the acquisitions. We always deploy our — allocate our capital first to originations, and then — excess liquidity, we can really turn the dial up or down on the acquisitions. We always have a pipeline of those and we’re always able to pull the trigger on those if we have capital. So it really just depends on where we are in the situation liquidity-wise.

Crispin Elliot Love

Sandler O’Neill + Partners, L.P., Research Division

Okay. And then just one on the SBA gain on sale margin. I thought it came in at about 9.1% in the fourth quarter. How’s that comparing to what you’re seeing in the first quarter right now?

Frederick C. Herbst

CFO & Secretary

It’s actually rebounded a little bit. Kind of in the mid-9 so far, at 9.5%. And historically, that’s been around 11%. So we’re hoping it will stabilize around 9.5% to 10%. Just to remind you or others, any premiums over 10% need to be split 50-50 with the SBA. So it’s not a — to the extent it goes, it’s not $1 for $1 impact to us. It’s 50% of that. So the impact is not as dramatic as what we otherwise would think. And also the mix of our loans, we saw a new group of originators out in the West Coast. They do a little bit slightly different product and there might be a little bit lower interest rate loans given the type of assets they lend against, and those had a little bit of a different lower premium just given, again, what a coupon is. So on a weighted average back to [indiscernible] our premiums on a given quarter, but the premiums on the market have rebounded a bit from where they were.

Crispin Elliot Love

Sandler O’Neill + Partners, L.P., Research Division

Congratulations on your retirement, Rick.

Frederick C. Herbst

CFO & Secretary

Thank you.

Operator

Our next question comes from the line Raj Patel with FCM.

Raj A. Patel

Farallon Capital Management, L.L.C.

Rick, I’d like to add my congratulations as well. Thanks for the — over the last number of years. Really appreciate it.

Frederick C. Herbst

CFO & Secretary

Thank you, Raj.

Raj A. Patel

Farallon Capital Management, L.L.C.

My question is a bit of a tack-on to the Owens’ question. You talked about the Tahoe resort being left. If you can just update us on what the rest of the portfolio that you expect to acquire at the end of the month looks like. And is it earning? Or is it in the? What does that look like? And how quickly can you rent that up on at least on an ROE basis?

Frederick C. Herbst

CFO & Secretary

They had about 60 loans for about $100 million, a little over $100 million, all relatively short duration. I think the average maturity date is around 9 months. Now sometimes they get extended but relatively short — and a fair amount of loans paid off since we announced the acquisition. So we think that will continue. So for the most part, those loans would be repaid over the next 12 months or so. Some will get extended but the vast majority should pay off, and those are unlevered at the moment. We are going to put them on warehouse line immediately to get some leverage then we deploy that capital. And then on the assets, it’s really — other than the large asset in Tahoe, it’s a bunch of — not a bunch but maybe a dozen or so smaller properties. ORM puts out a report. It’s a little dated and I think the last one they did was maybe in September. The details — REO and they have disposed a few of those properties since but they’re really pretty much one-off transactions but that should get disposed here over the normal course of business year the next year.

Raj A. Patel

Farallon Capital Management, L.L.C.

If you get your hands on the book and quickly lever up the $100 million and that search falling off naturally anyway, from the last question, will we see some SBC acquisitions? That stepped up since that seems to be something you can do at any time, for that money to work faster?

Frederick C. Herbst

CFO & Secretary

Yes. That’s a dramatic upswing in the pipeline. The pipeline’s strong. But absent some really large bridge loans coming in, that’ll be to plan to deploy acquisitions.

Thomas Edward Capasse

Chairman & CEO

That — manager is part of their budget for 2019 specifically been directed to focus on working — et cetera to source in bank M&A context some of these acquisition opportunities. Of course, we haven’t been doing that as aggressively in the prior 2 years given the focus on originations. So we hope to ramp that up and deploy that and get the accretion from the ORM addition to book capital in a relatively short period.

Raj A. Patel

Farallon Capital Management, L.L.C.

Okay. And then my last question. I think, Tom, you mentioned London or Europe. I’m a little rusty on the REIT rules. How did that impact the structure and taxes, et cetera? Not TRS stuff?

Thomas Edward Capasse

Chairman & CEO

No. This will just be acquiring portfolios outside of the TRS, and I’ll defer to Rick. But there’s no specific European.

Frederick C. Herbst

CFO & Secretary

Yes. It’s the same out there. Same rules as long as they’re backed by real estate, there’s no provision against lending.

Operator

We have reached the end of our question-and-answer session. I’d like to turn the call back over to Mr. Capasse for any closing remarks.

Thomas Edward Capasse

Chairman & CEO

Just before I run out of time, I want to answer the previous question on the delinquency on the floating deal. There was one loan that went into a 30-day delinquency. It’s a property, not in California where the project — it was a rehab project that is still a little bit behind schedule and getting the approvals because it’s a historical building. We don’t anticipate any loss because LTD of around 70% on our loans. So the collateral — those value. So we think we’re might good on that loan but it is less 30-day delinquent as of December 31.

Yes. Of course, I’d like to congratulate Rick, for his contribution to the company, and welcome, Andrew, whom I’ve worked with for almost a decade. We think Rick has left us in a strong financial position. And with the ORM merger, we believe it was a smart way to raise non-dilutive capital. And we look to deploy that and improve our — maintain our target type of returns. So I appreciate everybody’s time and look forward to the next call.

Operator

This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation, and have a wonderful day.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed merger (the “Merger”) pursuant to the previously announced Merger Agreement, Ready Capital has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy statement/prospectus, which was declared effective by the SEC on February 15, 2019, and other documents with respect to the proposed Merger. The joint proxy/prospectus contains important information about the proposed transaction and related matters. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, ORM AND THE PROPOSED MERGER.

Stockholders of Ready Capital and ORM may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed with the SEC by Ready Capital or ORM (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. Copies of the documents filed by ORM with the SEC are also available free of charge on ORM’s website at www.owensmortgage.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

Ready Capital, ORM and their respective directors, executive officers and certain other members of management and employees of Ready Capital and ORM may be deemed to be participants in the solicitation of proxies from Ready Capital’s and ORM’s stockholders in respect of the proposed Merger. Information regarding Ready Capital’s directors and executive officers can be found in Ready Capital’s definitive proxy statement filed with the SEC on April 30, 2018 and Ready Capital’s most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2017, as amended by the Form 10-K/A filed with the SEC on February 14, 2019. Information regarding ORM’s directors and executive officers can be found in ORM’s definitive proxy statement filed with the SEC on June 8, 2018 and ORM’s most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2017. Additional information regarding the interests of such potential participants are included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed Merger if and when they become available. These documents are available free of charge on the SEC’s website and from Ready Capital or ORM, as applicable, using the sources indicated above.

Forward-Looking Statements

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the the Securities Act and Section 21E of the Exchange Act and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on current expectations and beliefs of Ready Capital and ORM and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; neither Ready Capital nor ORM can give any assurance that its expectations will be attained.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain stockholder approvals relating to the Merger and issuance of shares in connection therewith or the failure to satisfy the other conditions to completion of the Merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Merger; the effect of the announcement of the proposed Merger on Ready Capital’s and ORM’s operating results and businesses generally; the outcome of any legal proceedings relating to the Merger; changes in future loan acquisition and production; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and ORM; and other factors, including those set forth in the Risk Factors section of Ready Capital’s and ORM’s most recent Annual Reports on Form 10-K and other reports filed by Ready Capital and ORM with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Neither Ready Capital nor ORM undertakes any obligation to update these statements for revisions or changes after the date of this report, except as required by law.